Filed pursuant to Rule 433

File No. 333-137149

File Nos. 333-137149-01—333-137149-32

Issuer:		Lyondell Chemical Company		Lyondell Chemical Company

Security Description:		Senior Unsecured Notes		Senior Unsecured Notes

Distribution:		SEC Registered		SEC Registered

Face:		$875,000,000		$900,000,000

Gross Proceeds:		$875,000,000		$900,000,000

Net Proceeds to Issuer (before expenses):		$862,400,000		$887,040,000

Coupon:		8.000%		8.250%

Maturity:		September 15, 2014		September 15, 2016

Offering Price:		100.000%		100.000%

Yield to Maturity:		8.000%		8.250%

Spread to Treasury:		+322bps		+347bps

Benchmark:		UST 4.25% due 8/15/2014		UST 4.875% due 8/15/16

Ratings:		B1/B+		B1/B+

Interest Pay Dates:		September 15 and March 15		September 15 and March 15

Beginning:		March 15, 2007		March 15, 2007

Equity Clawback:		Up to 35% at 108%		Up to 35% at 108.25%

Until:		September 15, 2009		September 15, 2009

Optional redemption:		Makewhole call @ T+50bps prior to September 15, 2010, then:		Makewhole call @ T+50bps prior to September 15, 2011 then:

		On or after:	Price:	On or after:	Price:

		September 15, 2010	104.000%	September 15, 2011	104.125%

		September 15, 2011	102.000%	September 15, 2012	102.750%

		September 15, 2012 and thereafter	100.000%	September 15, 2013	101.375%

				September 15, 2014 and thereafter	100.000%

Change of control:		Putable at 101% of principal plus accrued interest		Putable at 101% of principal plus accrued interest

CUSIP:		552078AW7		552078AX5

ISIN:		US552078AW74		US552078AX57

Demoninations/Multiple:		2,000 x 1,000		2,000 x 1,000

Trade Date:		September 15, 2006		September 15, 2006

Settlement Date:	(T+3)	September 20, 2006		September 20, 2006

Bookrunners:		JPMorgan		JPMorgan

		Banc of America Securities LLC		Banc of America Securities LLC

		Citigroup		Citigroup

		Morgan Stanley		Morgan Stanley

Co-Managers:		BNY Capital Markets, Inc.		BNY Capital Markets, Inc.

		Deutsche Bank Securities		Deutsche Bank Securities

	HVB Capital Markets, Inc.	HVB Capital Markets, Inc.

	Natexis Bleichroeder Inc.	Natexis Bleichroeder Inc.

	Scotia Capital	Scotia Capital

	SOCIETE GENERALE	SOCIETE GENERALE

	UBS Investment Bank	UBS Investment Bank

	Wachovia Securities	Wachovia Securities

Additional Comments:	The Company is considering increasing the size of its revolving credit facility to approximately $1.0 billion from $800 million.

The issuer has filed a registration statement (including a prospectus) with the

SEC for the offering to which this communication relates. Before you invest,

you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting

EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was

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